EXECUTED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

1-14491

P.E.

August 6, 2002

Tele Celular Sul Participações S.A.

Tele Cellular Sul Holding Company

(Translation of registrant's name into English)

Rua Comendador Araújo, 299 - 3° andar
80420-000 Curitiba, PR, Brazil
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:)

Yes ___ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):) N/A

TELE CELLULAR SUL HOLDING COMPANY

TABLE OF CONTENTS

Item 1

Press Release

Second Quarter 2002 Earnings Release

TIM

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Tele Celular Sul

Investor Relations

Bovespa

TSU Listed NYSE

Tele Celular Sul
Investor Relations

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Contacts

Paulo Roberto Cruz Cozza
Chief Financial Officer and Director of Investor Relations
Joana Dark Fonseca Serafim
Investor Relations
(41) 312-6862
jserafim@timsul.com.br
Rafael J. Caron Bósio
Investor Relations
(41) 312-6623
rbosio@timsul.com.br
Website
http://tsu.infoinvest.com.br/

TELE CELULAR SUL PARTICIPAÇÕES S.A. ANNOUNCES ITS CONSOLIDATED RESULTS

FOR THE SECOND QUARTER 2002

Curitiba, August 5, 2002 – Tele Celular Sul Participações S.A. (BOVESPA: TCLS3 e TCLS4; NYSE: TSU), the Holding Company of Telepar Celular S.A., Telesc Celular S.A. and CTMR Celular S.A., leading providers of cellular telecommunication services in Southern Brazil, announces its results for the 2nd quarter 2002.

Quarter Highlights

✓ Continued investment in customer relations, resulting in continued improvements in customer satisfaction indicators

✓ Reduction in acquisition costs and operating expenses.

✓ Maintenance of the market share and growth of the marginal market share.

✓ Growth of the corporate segment.

✓ Wider coverage of the roads in the States of Paraná and Santa Catarina.

✓ Repositioning in the market: new portfolio of prepaid and corporate plans.

✓ Growth of the value added services.

Management

"Tele Celular Sul closes the 2nd quarter/2002 with a 48% profitability, measured by the EBITDA margin over the net services revenue, and a 64% market share, kept stable over the 1st half of the year."

Alvaro P. de Moraes Filho
Chief Executive Officer

In R$ thousand

	2Q02	2Q01	1Q02	1H02	1H01
Gross Handset Revenue	37,719	15,098	21,028	58,747	22,837
Gross Service Revenue	227,846	223,454	251,553	479,399	488,141
Gross Operating Revenue	**265,565**	**238,552**	**272,581**	**538,146**	**510,978**
Total Net Revenue	**205,019**	**180,091**	**207,774**	**412,793**	**367,862**
EBITDA	**84,079**	**80,845**	**93,674**	**177,753**	**157,214**
EBITDA Margin	41%	45%	45%	43%	43%
EBITDA Margin (without handset sales)	48%	48%	49%	49%	45%
Net Income	**12,832**	**17,587**	**17,162**	**29,994**	**32,160**
Net Income per 1,000 shares – R$	0.04	0.05	0.05	0.09	0.10
Profit per ADR (10,000 shares) – R$	0.40	0.50	0.50	0.90	1.00
Free Cash Flow	**76,837**	**5,624**	**99,317**	**176,154**	**39,906**

Operating Revenue

Seasonal effect in the 1st quarter

Total Net Revenue for the 2Q02 was R$ 227.8 million, 2% above the 2Q01, but 9% below the preceding quarter. This reduction was a consequence of the seasonal effect in the first quarter of the year, when there is a larger number of visitors traveling in the region for its tourist appeal, mainly in summer.

2Q02: Increase in handset sales due to the Mother's Day and Valentine's Day promotions

Gross Handset Revenue for the quarter amounted to R$ 37.7 million. The increase over the year-ago and last quarter periods is related to the fact that, since August 2001, the Company started marketing handsets directly to its accredited dealers, an activity formerly outsourced.

Gross Revenue Breakdown


Total Gross Operating Revenue
2Q02 - R$ 265.6 million
Traffic
224,4
VAS
2,8
Handset sales
37,7
0,7
Other


Total Gross Operating Revenue
2Q01 - R$ 238.6 million
Traffic
219,5
Handset sales
15,1
1,1
VAS
2,9
Other

ARPU (Average Net Revenue per User) was R$ 36 versus the R$ 38 and R$ 39 ARPUs posted in the 2Q01 and 1Q02, respectively. This reduction is primarily due to the increase in prepaid customers as a percentage of the customer base.

Costs

In R$ thousand

	2Q02	2Q01	1Q02	1H02	1H01
Cost of Services	79,487	65,942	78,595	158,082	143,316
Cost of Handsets	31,703	17,208	17,503	49,206	35,583
Total Cost of Services and Handsets	**111,190**	**83,150**	**96,098**	**207,288**	**178,899**

Cost of services for the quarter totaled R$ 79.5 million, 1% and 20% higher than in the 1Q02 and 2Q01, respectively. The main items leading to this increase were depreciation costs, related to the investments made in recent periods, and interconnection costs generated by the greater number of outgoing calls, mainly to other mobile telecommunications operators, and by the higher interconnection tariffs.


R$ millions
37
23
40
32
41
31
2T01
1T02
2T02
Depreciation & Amortization
Interconnection
t

Growth in the sale of handsets

Cost of handsets for the period was R$ 31.7 million. The increase over the amounts posted in the previous quarters is related to the expansion in the sale of handsets. It is worth pointing out that since August 2001, the Company started selling handsets directly to the dealers, an activity formerly outsourced.

Net Operating Expenses

	2Q02	2Q01	1Q02	1H02	1H01
Selling Expenses[1]	48,812	39,077	50,391	99,203	86,748
General and Administrative Expenses	14,097	16,788	17,345	31,442	33,266
Other Net Operating Expenses	3,446	7,733	5,704	9,150	6,705
Sub- Total	**66,355**	**63,598**	**73,440**	**139,795**	**126,719**
Net Financial Expenses	5,638	8,241	8,087	13,725	16,983
Net Operating Expenses	**71,993**	**71,839**	**81,527**	**153,520**	**143,702**

Note: (1) Including bad debt expenses

Reduction in operating expenses

This quarter, operating expenses decreased by 12% over the preceding quarter, remaining stable at the 2Q01 levels.

Lower SAC

Subscriber Acquisition Cost (SAC) for the 2Q02 was R$ 81, a 20% and 42% decrease over the 1Q02 and the 2Q01, respectively.


R$
200
172
181
110
100
81
1T01
2T01
3T01
4T01
1T02
2T02

A 3% bad debt rate over the total gross revenue

In the 2Q02, bad debt expenses amounted to R$ 8.4 million, against R$ 9.9 million in the preceding quarter. The increase over 2001 derives basically from the increase in the provision for handset sales, since the Company started selling handsets directly to dealers. Furthermore, it must be pointed out that a specific plan was developed in 2001 and resulted in a significant recovery of overdue debts from previous quarters, outstanding until then, thereby reducing the recovery base for 2002.


15
10
5
0
5%
3%
1%
-1%
1,5%
3,6%
3,1%
3,6
9,9
8,4
2Q01
1Q02
2Q02
R$ million
Over total gross revenue


20
15
10
5
0
5%
3%
1%
-1%
1,8%
3,4%
9,0
18,3
1° Sem./01
1° Sem./02
R$ million
% over Total Gross Revenue

EBITDA

48% EBITDA margin over the Sales Revenue

EBITDA reached R$ 84.1 million, representing a 41% EBITDA margin over the total net revenue – or 48% over the sales revenues.


42%
45%
49%
44%
49%
48%
41%
45%
43%
45%
41%
120
100
80
60
40
20
0
50%
40%
30%
20%
10%
0%
76.4
80.8
84.4
79.0
93.7
84.1
1T01
2T01
3T01
4T01
1T02
2T02
EBITDA
EBITDA
EBITDA Margin (Over net service revenue)

Net Income

	2Q02	2Q01	1Q02	1H02	1H01
Net income -R$ thousand	12,832	17,587	17,162	29,994	32,160
Net income per 1,000 shares – R$	0.04	0.05	0.05	0.09	0.10

Net income amounted to R$ 12.8 million, representing a R$ 0.04 profit per 1,000 shares. The slight decrease compared to the 2Q01 can basically be attributed to the increased depreciation and amortization costs. Over the previous quarter, the net profit is being affected mainly by the reduction in the revenue from services, as a consequence of seasonal variations.

Investment

In the quarter, R$ 7.8 million was invested through the controlled companies, mostly in maintaining the cellular telecommunications network and information technology.

Free Cash Flow

Positive Free Cash Flow

Free cash flow for the quarter equaled a positive R$76.8 million.

Indebtedness

By the end of the quarter the Company's debt was R$327.3 million, resulting in a net indebtedness of R$ 51.0 million.

Of the total debt, R$ 50.7 million represent loans in dollars, fully covered by hedging operations.

Of the total BNDES loan, the amount of R$ 18.8 million is adjusted according to "basket of currencies", the main component of which is the dollar. On May 31, 2002, the operation was hedged to avoid exchange rate exposure.

Net financial expenses for the quarter were R$ 5.6 million, 30% and 32% below the 1Q02 and the 2Q01, respectively.

Market

113,000 gross additions were posted in the quarter (81% of which were prepaid customers), versus 107,000 in the 2Q01. The additions in the period are related to an acquisition cost 53% below the previous years cost, and represent a marginal market share estimated at 57%.

64% Market Share

By the end of the period, the Company had 1.635 million customers, 67% of which were users of the prepaid service. The estimated 64% market share was maintained throughout the first half of the year.

The total penetration rate in the concession area was approximately 17%.

Important Events

Capitalization of the Premium

The Special General Meeting of Tele Celular Sul Participações S.A. held on 04/16/02 approved a Capital increase of R$ 17,633,052.24 (seventeen million, six hundred and thirty-three thousand, fifty-two reals and twenty-four cents). The Company's capital is now R$ 324,666,393.24 (three hundred and twenty-four million, six hundred and sixty-six thousand, three hundred and ninety-three reals and twenty-four cents), by the capitalization on behalf of Bitel Participações S.A. ("Bitel"), of the credit originated from the Telesc Celular S.A. tax benefit derived from the amortization of the premium resulting from the Tele Celular Sul split-off as allowed under article 7, paragraph 1 of CVM Instruction nº 319/99 and as provided in clause 8 of Tele Celular Sul Split-Off Agreement.

Payment of Dividends

On June 04, 2002, Tele Celular Sul paid dividends and interest on capital relating to the 2001 fiscal year, equivalent to R$ 0.05 per lot of 1,000 preferred and common shares; that amount was adjusted by the Reference Rate, equivalent to the period from December 31 until the actual payment date, net of income tax.

Tele Celular Sul
Investor Relations

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Highlights

	2Q02	2Q01	1Q02	1H02	1H01
Total subscribers	1,635,278	1,508,071	1,614,256	1,635,278	1,508,071
Postpaid	535,470	669,992	580,196	1,099,808	669,992
Prepaid	1,099,808	838,079	1,034,060	535,470	838,079
Estimated population in the region (millions)	15.0	14.8	15.0	15.0	14.8
Population Covered	79%	78%	79%	79%	78%
Municipalities Served	232	220	232	232	220
Estimated Total Penetration	17%	14%	16%	17%	17%
Company Penetration	11%	10%	11%	11%	10%
Market share (estimated)	64%	71%	64%	64%	64%
Digitalization rate - Plant	100%	100%	100%	100%	100%
Digitalization rate - Customer	94%	89%	93%	94%	89%
TOTAL ARPU [1]	R$36	R$38	R$39	R$38	R$40
TOTAL MOU	93	111	105	99	115
SAC	R$81	R$172	R$100	R$90	R$186
Investment (millions)	R$8	R$37	R$6	R$14	R$57
Net Additions	21,022	21,398	10,343	31,365	91,587
Churn [2]	6%	6%	5%	11%	9%
Dealers (with own shops)	890	751	947	890	751
Employees	1,100	1,218	1,150	1,100	1,218

Note: (1) Average Net Revenue per Customer.
(2) Calculated on the average customer base.

EBITDA Calculation

in R$ thousands

	2Q02	2Q01	1Q02	1H02	1H01
Net operating revenue	205,019	180,091	207,774	412,793	367,862
Operating profit [1]	21,836	25,102	30,149	51,985	45,261
Depreciation	50,714	40,766	48,694	99,408	81,498
Amortization of the premium	5,891	6,736	6,744	12,635	13,472
Financial income	(28,210)	(13,295)	(13,696)	(41,906)	(24,080)
Financial expenses	33,848	21,536	21,783	55,631	41,063
EBITDA	**84,079**	**80,845**	**93,674**	**177,753**	**157,214**
EBITDA margin (%)	**41%**	**45%**	**45%**	**43%**	**43%**
EBITDA margin (%) - *On Service Revenues*	**48%**	**48%**	**49%**	**49%**	**45%**

Note: (1) including TIMnet equity as of the 4Q01.

Operating Revenue

in R$ thousands

	2Q02	2Q01	1Q02	1H02	1H01
Handset sales	37,719	15,098	21,028	58,747	22,837
Use	94,050	101,841	117,731	211,781	244,982
Subscription fees	49,562	44,977	47,370	96,932	87,843
Interconnection	83,512	73,766	82,927	166,439	151,828
Others	722	2,870	3,525	4,247	3,488
Gross Operating Revenue	**265,565**	**238,552**	**272,581**	**538,146**	**510,978**
Taxes and other deductions	(60,546)	(58,461)	(64,807)	(125,353)	(143,116)
Net Operating Revenue	**205,019**	**180,091**	**207,774**	**412,793**	**367,862**
Net Operating Revenue from Services	174,461	167,333	191,059	365,520	349,026
Net Operating Revenue from Sales	30,558	12,758	16,715	47,273	18,836

TELE CELULAR SUL PARTICIPAÇÕES S.A.

Balance Sheet as of June 31, 2002 and March 31,2002
In thousands of reais
(Translation of the original Portuguese)

	Parent Company		Consolidated	
Assets	2Q02	1Q02	2Q02	1Q02
Current assets				
Cash and banks	1.672	38	5.828	2.524
Marketable securities	7.311	6.882	270.345	233.937
Trade accounts receivable			131.719	141.728
Inventories			8.684	13.279
Deferred and recoverable taxes	1.850	3.392	35.445	42.269
Interest over shareholders' capital receivable		17.762		
Dividends receivable		864		
Accounts receivable from sale of assets				
Other	1.025	2.453	14.708	22.116
	11.858	31.391	466.729	455.853
Non current assets				
Subsidiaries	3.727	2.700		
Deferred and recoverable taxes			5.809	
Deferred and recoverable taxes	815	802	230.647	232.613
Judicial deposits			10.998	10.950
Other	14	9	1.272	1.561
	4.556	3.511	248.726	245.124
Permanent assets				
Investments	836.982	823.049	26.553	26.726
Property, plant and equipment	88	92	696.207	735.598
Deferred charges			62.149	64.981
	837.070	823.141	784.909	827.305
Total	853.484	858.043	1.500.364	1.528.282

The accompanying notes are an integral part of these financial statements.

TELE CELULAR SUL PARTICIPAÇÕES S,A,
Balance Sheet as of June 31,2002 and March 31,2002
In thousands of reais
(Translation of the original in Portuguese)

	Parent Company		Consolidated	
	2Q02	1Q02	2Q02	1Q02
Liabilities and stockholders' equity				
Current liabilities				
Trade accounts payable	4,117	1,051	56,889	72,647
Loans and financings			28,579	24,523
Debentures			8,601	17,888
Salaries and social charges	8,709	6,274	10,323	7,429
Taxes and contributions payable	99	28	26,864	24,187
Interest on shareholders' equity payable	1,411	3,633	1,766	4,740
Dividends payable	1,257	20,532	2,515	26,713
Subsidiaries and associated companies	532	1,754	747	2,180
	753	2,127	5,441	7,211
	16,878	35,399	141,725	187,518
Noncurrent liabilities				
Loans and financings				
Debentures			90,116	91,395
Taxes and contributions payable			200,000	200,000
Pension plan contributions			67,486	66,328
Provision for contingencies	2,345	2,292	2,345	2,292
Other	87	87	7,916	7,314
	2,432	2,379	367,863	367,329
Minority interest				
			156,602	153,170
Shareholders' equity				
Capital	324,666	245,033	324,666	245,033
Capital reserve	173,913	190,469	173,913	190,469
Revenue reserves	305,601	367,601	305,601	367,601
Retained earnings	29,994	17,162	29,994	17,162
	834,174	820,265	834,174	820,265
Total	853,484	858,043	1,500,364	1,528,282

TELE CELULAR SUL PARTICIPAÇÕES S.A.
Income Statement
Years ended June 31
In thousands of reais
(Translation of the original in Portuguese)

	Parent Company				Consolidated			
	2Q02	1H02	2Q01	1H01	2Q02	1H02	2Q01	1H01
Gross Revenues					265,565	538,146	238,552	510,978
Deductions from gross revenues					(60,546)	(125,353)	(58,461)	(143,116)
Net Revenues					205,019	412,793	180,091	367,862
Cost of goods sold and services rendered					(111,190)	(207,288)	(83,150)	(178,899)
Gross profit					93,829	205,505	96,941	188,963
Operating revenues (expenses)								
Selling					(48,812)	(99,203)	(39,077)	(86,748)
General and administrative	(1,234)	(2,099)	(720)	(1,389)	(14,097)	(31,442)	(16,788)	(33,266)
Equity	12,812	30,585	18,544	33,126	(1,165)	(2,719)		
Other operating income (expense), net	1,381	1,069	(616)	(1,245)	(3,446)	(9,150)	(7,733)	(6,705)
	12,959	29,555	17,208	30,492	(67,520)	(142,514)	(63,598)	(126,719)
Operating profit before financial results	12,959	29,555	17,208	30,492	26,309	62,991	33,343	62,244
Financing revenues (expenses)								
Financial income	1,147	2,643	1,558	3,815	28,210	41,906	13,295	24,080
Financial expenses	(266)	(592)	(285)	(645)	(33,848)	(55,631)	(21,536)	(41,063)
	881	2,051	1,273	3,170	(5,638)	(13,725)	(8,241)	(16,983)
Operating profit	13,840	31,606	18,481	33,662	20,671	49,266	25,102	45,261
Non-operating income (expenses), net			(256)	(256)	(61)	(61)	(374)	(78)
Income before taxes and profit sharing	13,840	31,606	18,225	33,406	20,610	49,205	24,728	45,183
Income tax and social contribution	(262)	(203)	63	(82)	(4,369)	(11,487)	(2,602)	(5,576)
Employees profit sharing	(746)	(1,409)	(701)	(1,164)	(924)	(1,762)	(869)	(1,495)
Minority interest					(2,485)	(5,962)	(3,670)	(5,952)
Net income for the year	12,832	29,994	17,587	32,160	12,832	29,994	17,587	32,160

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tele Cellular Sul Holding Company

Date: August 6, 2002

By: ______________________

Name: Paulo Roberto Cruz Cozza

Title: Chief Financial Officer